UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Envestnet, Inc.

(Name of issuer)

Common Stock

(Title of class of securities)

29404K106

(CUSIP number)

December 31, 2011

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 29404K106

(1)	Names of reporting persons GRP II Investors, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 449,411
(7) Sole dispositive power 0
(8) Shared dispositive power 449,411
(9)	Aggregate amount beneficially owned by each reporting person 449,411
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 1.4%[1]
(12)	Type of reporting person (see instructions) PN

[1]	Based on 31,877,950 shares of the Issuer’s Common Stock outstanding as of December 31, 2011

SCHEDULE 13G

CUSIP No. 29404K106

(1)	Names of reporting persons GRP II Partners, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 209,156
(7) Sole dispositive power 0
(8) Shared dispositive power 209,156
(9)	Aggregate amount beneficially owned by each reporting person 209,156
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 0.7%[2]
(12)	Type of reporting person (see instructions) PN

[2]	Based on 31,877,950 shares of the Issuer’s Common Stock outstanding as of December 31, 2011

SCHEDULE 13G

CUSIP No. 29404K106

(1)	Names of reporting persons GRP Management Services Corp.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 2,254,313
(7) Sole dispositive power 0
(8) Shared dispositive power 2,254,313
(9)	Aggregate amount beneficially owned by each reporting person 2,254,313
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 7.1%[3]
(12)	Type of reporting person (see instructions) CO

[3]	Based on 31,877,950 shares of the Issuer’s Common Stock outstanding as of December 31, 2011

SCHEDULE 13G

CUSIP No. 29404K106

(1)	Names of reporting persons GRPVC, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 1,804,902
(7) Sole dispositive power 0
(8) Shared dispositive power 1,804,902
(9)	Aggregate amount beneficially owned by each reporting person 1,804,902
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 5.7%[4]
(12)	Type of reporting person (see instructions) PN

[4]	Based on 31,877,950 shares of the Issuer’s Common Stock outstanding as of December 31, 2011

SCHEDULE 13G

CUSIP No. 29404K106

(1)	Names of reporting persons AOS Partners, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 4,546,704
(7) Sole dispositive power 0
(8) Shared dispositive power 4,546,704
(9)	Aggregate amount beneficially owned by each reporting person 4,546,704
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 14.3%[5]
(12)	Type of reporting person (see instructions) PN

[5]	Based on 31,877,950 shares of the Issuer’s Common Stock outstanding as of December 31, 2011

SCHEDULE 13G

CUSIP No. 29404K106

(1)	Names of reporting persons Hique, Inc.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 4,546,704
(7) Sole dispositive power 0
(8) Shared dispositive power 4,546,704
(9)	Aggregate amount beneficially owned by each reporting person 4,546,704
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 14.3%[6]
(12)	Type of reporting person (see instructions) CO

[6]	Based on 31,877,950 shares of the Issuer’s Common Stock outstanding as of December 31, 2011

SCHEDULE 13G

CUSIP No. 29404K106

(1)	Names of reporting persons Yves Sisteron
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 2,254,313
(7) Sole dispositive power 0
(8) Shared dispositive power 2,254,313
(9)	Aggregate amount beneficially owned by each reporting person 2,254,313
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 7.1%[7]
(12)	Type of reporting person (see instructions) IN

[7]	Based on 31,877,950 shares of the Issuer’s Common Stock outstanding as of December 31, 2011

Item 1(a)	Name of issuer:

Envestnet, Inc.

Item 1(b)	Address of issuer’s principal executive offices:

35 E. Wacker Drive

Suite 2400

Chicago, IL 60601

2(a) Name of person filing:

(1)	GRP II Investors, L.P.

(2)	GRP II Partners, L.P.

(3)	GRP Management Services Corp.

(4)	GRPVC, L.P.

(5)	AOS Partners, LP

(6)	Hique, Inc.

(7)	Yves Sisteron

2(b) Address or principal business office or, if none, residence:

2121 Avenue of the Stars

16th Floor

Los Angeles, CA 90067-5014

Attn: Steven Dietz

2(c) Citizenship:

GRP II Investors, L.P., GRP II Partners, L.P, GRP Management Services Corp., GRPVC, L.P., AOS Partners, LP and Hique, Inc: Delaware

Yves Sisteron: United States

2(d) Title of class of securities:

Common Stock

2(e) CUSIP No.:

29404K106

Item 3.	If this statement is filed pursuant to §§240.13d–1(b) or 240.13d–2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4.	Ownership

The information in items 1 and 5 through 11 on the cover pages (pp. 2-8) of this Schedule 13G is hereby incorporated by reference. GRPVC, L.P. (“GRPVC”) is the general partner of GRP II Partners, L.P. (“GRP II Partners”). GRP Management Services Corp. (“GRPMSC”) is the general partner of GRPVC and GRP II Investors, L.P. (“GRP II Investors”). Hique, Inc. (“Hique”) is the general partner of AOS Partners, LP. Mr. Sisteron is a member of the investment committee of GRP II Partners and an officer of GRPMSC. Mr. Sisteron disclaims beneficial ownership of all such shares except to the extent of his pecuniary interest therein.

Item 5.	Ownership of 5 Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Please see attached Exhibit 1.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2012

GRP II Investors, L.P. By: GRP Management Services Corp., its General Partner

By:	/s/ Dana Kibler
Dana Kibler, Chief Financial Officer

GRP II Partners, L.P.

By: GRPVC, L.P., its General Partner

By: GRP Management Services Corp., its General Partner

By:	/s/ Dana Kibler
Dana Kibler, Chief Financial Officer

GRP Management Services Corp.

By:	/s/ Dana Kibler
Dana Kibler, Chief Financial Officer

GRPVC, L.P.

By: GRP Management Services Corp., its General Partner

By:	/s/ Dana Kibler
Dana Kibler, Chief Financial Officer

AOS Partners, LP

By: Hique, Inc., its General Partner

By:	/s/ Dana Kibler
Dana Kibler, Chief Financial Officer

Hique, Inc.

By:	/s/ Dana Kibler
Dana Kibler, Chief Financial Officer

/s/ Yves Sisteron
Yves Sisteron